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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549


                                 SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            (AMENDMENT NO.____________)*

                               Neon Systems, Inc.
           --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
           --------------------------------------------------------
                          (Title of Class of Securities)

                                   640509105
           --------------------------------------------------------
                                 (CUSIP Number)

                   Elizabeth Toner, 12680 High Bluff Dr., #200
                      San Diego, CA 92130    858-259-2500
           --------------------------------------------------------
               (Name, Address and Telephone Number of Person
              Authorized to Receive Notices and Communications)

                                April 18, 2000
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

   NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No...................


-------------------------------------------------------------------------------
 1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     John J. Moores

-------------------------------------------------------------------------------
 2.  Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  ................................................................../ /

     (b)  ................................................................../ /

-------------------------------------------------------------------------------
 3.  SEC Use Only..............................................................

-------------------------------------------------------------------------------
 4.  Source of Funds (See Instructions) ... PF.................................

-------------------------------------------------------------------------------
 5.  Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)........................................................

-------------------------------------------------------------------------------
 6.  Citizenship or Place of Organization...US Citizen

-------------------------------------------------------------------------------
Number of               7.   Sole Voting Power  2,902,577
Shares
Beneficially            -------------------------------------------------------
Owned by                8.   Shared Voting Power  744,265
Each
Reporting               -------------------------------------------------------
Person

With                    9.   Sole Dispositive Power  2,902,577

                        -------------------------------------------------------
                        10.  Shared Dispositive Power  744,265

-------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person 3,646,842

-------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions)

-------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)  38.4%

-------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     ...IN.....................................................................

     ..........................................................................

     ..........................................................................

     ..........................................................................

     ..........................................................................

-------------------------------------------------------------------------------

INSTRUCTIONS FOR COVER PAGE

     (1) NAMES AND I.R.S. IDENTIFICATION NUMBERS OF REPORTING PERSONS - Furnish the full legal name of each person for whom the report is filed - i.e., each person required to sign the schedule itself - including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons that are entities are also requested to furnish their I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D" below).

     (2) If any of the shares beneficially owned by a reporting person are held as a member of a group and the membership is expressly affirmed, please check row 2(a). If the reporting person disclaims membership in a group or describes a relationship with other persons but does not affirm the existence of a group, please check row 2(b) (unless it is a joint filing pursuant to Rule 13d-l(k)(l) in which case it may not be necessary to check row 2(b)).

     (3)   The 3rd row is for SEC internal use; please leave blank.

     (4) Classify the source of funds or other consideration used or to be used in making purchases as required to be disclosed pursuant to
           Item 3 of Schedule 13D and insert the appropriate symbol (or symbols if more than one is necessary) in row (4):

                 CATEGORY OF SOURCE                        Symbol

                 Subject Company (Company whose
                 securities are being acquired)                SC

                 Bank                                          BK

                 Affiliate (of reporting person)               AF

                 Working Capital (of reporting person)         WC

                 Personal Funds (of reporting person)          PF

                 Other                                     OO

     (5) If disclosure of legal proceedings or actions is required pursuant to either Items 2(d) or 2(e) of Schedule 13D, row 5 should be checked.

     (6) CITIZENSHIP OR PLACE OF ORGANIZATION - Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization. (See Item 2 of Schedule 13D.)

    (7)-   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON, ETC. -
    (11),  Rows (7) through (11) inclusive, and (13) are to be completed in
    (13) accordance with the provisions of Item 5 of Schedule 13D. All percentages are to be rounded off to nearest tenth (one place after decimal point).

    (12) Check if the aggregate amount reported as beneficially owned in row (11) does not include shares which the reporting person discloses in the report but as to which beneficial ownership is disclaimed pursuant to Rule 13d4 (17 CFR 240.13d-4) under the Securities Exchange Act of 1934.

    (14) TYPE OF REPORTING PERSON - Please classify each "reporting person" according to the following breakdown and place the appropriate symbol (or symbols, i.e., if more than one is applicable, insert all applicable symbols) on the form:

                 CATEGORY                                  SYMBOL

                 Broker-Dealer                                 BD

                 Bank                                          BK

                 Insurance Company                             IC

                 Investment Company                            IV

                 Investment Adviser                            IA

                 Employee Benefit Plan, Pension
                 Fund, or Endowment Fund                       EP

                 Parent Holding Company                        HC

                 Corporation                                   CO

                 Partnership                                   PN

                 Individual                                    IN

                 Other                                         OO

Notes: Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

           Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

           Reporting persons may comply with their cover page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b12).

     SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13D

Under Sections 13(d) and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

Disclosure of the information specified in this schedule is mandatory, except for I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

Failure to disclose the information requested by this schedule, except for I.R.S. identification numbers, may result in civil or criminal action against the persons involved for for violation of the Federal securities laws and rules promulgated thereunder.


                             GENERAL INSTRUCTIONS

A. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

B. Information contained in exhibits to the statements may be incorporated by reference in answer or partial answer to any item or sub-item of the statement unless it would render such answer misleading, incomplete, unclear or confusing. Material incorporated by reference shall be clearly identified in the reference by page, paragraph, caption or otherwise. An express statement that the specified matter is incorporated by reference shall be made at the particular place in the statement where the information is required. A copy of any information or a copy of the pertinent pages of a document containing such information which is incorporated by reference shall be submitted with this statement as an exhibit and shall be deemed to be filed with the Commission for all purposes of the Act.

C. If the statement is filed by a general or limited partnership, syndicate, or other group, the information called for by Items 2-6, inclusive, shall be given with respect to (i) each partner of such general partnership; (ii) each partner who is denominated as a general partner or who functions as a general partner of such limited partnership; (iii) each member of such syndicate or group; and (iv) each person controlling such partner or member. If the statement is filed by a corporation or if a person referred to in (i), (ii), (iii) or (iv) of this Instruction is a corporation, the information called for by the above mentioned items shall be given with respect to (a) each executive officer and director of such corporation; (b) each person controlling such corporation; and (c) each executive officer and director of any corporation or other person ultimately in control of such corporation.


ITEM 1. Security and Issuer Common Stock, Neon Systems, Inc. 14100 Southwest Freeway, Suite 500, Sugarland, Texas 77478

State the title of the class of equity securities to which this statement relates and the name and address of the principal executive offices of the issuer of such securities.


ITEM 2.  Identity and Background:

If the person filing this statement or any person enumerated in Instruction C of this statement is a corporation, general partnership, limited partnership, syndicate or other group of persons, state its name, the state or other place of its organization, its principal business, the address of its principal office and the information required by (d) and (e) of this Item. If the person filing this statement or any person enumerated in Instruction C is a natural person, provide the information specified in (a) through (f) of this Item with respect to such person(s).

John J. Moores                         (a) Name;

12680 High Bluff Dr. #200,             (b) Residence or business address;
San Diego, CA 92130

Director                               (c) Present principal occupation or
                                           employment and the name, principal
                                           business and address of any
                                           corporation or other organization
                                           in which such employment is
                                           conducted;

N/A                                    (d) Whether or not, during the last
                                           five years, such person has been
                                           convicted in a criminal proceeding
                                           (excluding traffic violations or
                                           similar misdemeanors) and, if so,
                                           give the dates, nature of
                                           conviction, name and location of
                                           court, and penalty imposed, or
                                           other disposition of the case;

N/A                                    (e) Whether or not, during the last
                                           five years, such person was a
                                           party to a civil proceeding of a
                                           judicial or administrative body of
                                           competent jurisdiction and as a
                                           result of such proceeding was or
                                           is subject to a judgment, decree
                                           or final order enjoining future
                                           violations of, or prohibiting or
                                           mandating activities subject to,
                                           federal or state securities laws
                                           or finding any violation with
                                           respect to such laws; and, if so,
                                           identify and describe such
                                           proceedings and summarize the
                                           terms of such judgment, decree or
                                           final order; and

U.S. Citizen                           (f) Citizenship.



ITEM 3.  Source and Amount of Funds or Other Consideration

         PF

State the source and the amount of funds or other consideration used or to be used in making the purchases, and if any part of the purchase price is or will be represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities, a description of the transaction and the names of the parties thereto. Where material, such information should also be provided with respect to prior acquisitions not previously reported pursuant to this regulation. If the source af all or any part of the funds is a loan made in the ordinary course of business by a bank, as defined in Section 3(a)(6) of the Act, the name of the bank shall not be made available to the public if the person at the time of filing the statement so requests in writing and files such request, naming such bank, with the Security of the Commission. If the securities were acquired other than by purchase, describe the method of acquisition.


ITEM 4.  Purpose of Transaction

State the purpose or purposes of the acquisition of securities of the issuer. Describe any plans or proposals which the reporting persons may have which relate to or would result in:

N/A                                    (a) The acquisition by any person of
                                           additional securities of the
                                           issuer, or the disposition of
                                           securities of the issuer;

N/A                                    (b) An extraordinary corporate
                                           transaction, such as a merger,
                                           reorganization or liquidation,
                                           involving the issuer or any of its
                                           subsidiaries;

N/A                                    (c) A sale or transfer of a material
                                           amount of assets of the issuer or
                                           any of its subsidiaries;

N/A                                    (d) Any change in the present board of
                                           directors or management of the
                                           issuer, including any plans or
                                           proposals to change the number or
                                           term of directors or to fill any
                                           existing vacancies on the board;

N/A                                    (e) Any material change in the present
                                           capitalization or dividend policy
                                           of the issuer;

N/A                                    (f) Any other material change in the
                                           issuer's business or corporate
                                           structure including but not
                                           limited to, if the issuer is a
                                           registered closed-end investment
                                           company, any plans or proposals to
                                           make any changes in its investment
                                           policy for which a vote is
                                           required by section 13 of the
                                           Investment Company Act of 1940;

N/A                                    (g) Changes in the issuer's character,
                                           bylaws or instruments
                                           corresponding thereto or other
                                           actions which may impede the
                                           acquisition of control of the issuer
                                           by any person;

N/A                                    (h) Causing a class of securities of
                                           the issuer to be delisted from a
                                           national securities exchange or to
                                           cease to be authorized to be
                                           quoted in an inter-dealer
                                           quotation system of a registered
                                           national securities associations;

N/A                                    (i) A class of equity securities of
                                           the issuer becoming eligible for
                                           termination of registration
                                           pursuant to Section 12(g)(4) of
                                           the Act; or

N/A                                    (j) Any action similar to any of those
                                           enumerated above.


ITEM 5.  Interest in Securities of the Issuer

                                       (a) State the aggregate number and
                                           percentage of the class of
                                           securities identified pursuant to
3,646,842                                  Item 1 (which may be based on the
                                           number of securities outstanding
38.4%                                      as contained in the most recently
                                           available filing with the
                                           Commission by the issuer unless
                                           the filing person has reason to
                                           believe such information is not
                                           current) beneficially owned
                                           (identifying those shares which
                                           there is a right to acquire) by
                                           each person
                                           named in Item 2. The above
                                           mentioned information should also
                                           be furnished with respect to
                                           persons who, together with any of
                                           the persons named in Item 2,
                                           comprise a group within the
                                           meaning of Section 13(d)(3) of the
                                           Act;

Sole Voting Power:                     (b)
2,902,577
                                           For each person named in response
Shared Voting Power:                       to paragraph (a), indicate the
744,265                                    number of shares as to which there
                                           is sole power to vote or to direct
Sole Dispositive Power:                    the vote, sole power to dispose or
2,902,577                                  to direct the disposition. Provide
                                           the applicable information required
Shared Dispositive Power:                  by Item 2 with respect to each
744,265                                    person with whom the power to vote
                                           or to direct the vote or to dispose
                                           or redirect the disposition is
                                           shared;

Shared voting and                      (c)
dispositive power is shared
with the following as
trustees of various trusts:                Describe any transactions in the
                                           class of securities reported on
                                           that were effected during the past
                                           sixty days or since the most recent
                                           filing of Schedule 13D (Section
                                           240.13d-191), whichever is less,
Rebecca Moores, Lanny                      by the persons named in response
Shulman                                    to paragraph (a).

12680 High Bluff Dr. #200,                 INSTRUCTION. The description of a
San Diego, CA 92130                        transaction required by Item 5(c)
                                           shall include, but not necessarily
                                           be limited to: (1) the identity of
                                           the person covered by Item 5(c)
                                           who effected the transaction; (2)
                                           the date of the transaction; (3) the
                                           amount of securities involved; (4)
On April 18, 2000 the                      the price per share or unit; and
reporting person purchased                 (5) where and how the transaction
through a private sale                     was effected.
985,000 shares of common
stock at $17.05 per share.

                                       (d) If any other person is known to
                                           have the right to receive or the
                                           power to direct the receipt of
                                           dividends from, or the proceeds from
                                           the sale of, such securities, a
                                           statement to that effect should be
                                           included in response to this item
                                           and, if such interest relates to more
                                           than five percent of the class, such
                                           person should be identified. A
                                           listing of the shareholders of an
                                           investment company registered under
                                           the Investment Company Act of 1940 or
                                           the beneficiaries of an employee
                                           benefit plan, pension fund or
                                           endowment fund is not required.

                                       (e) If applicable, state the date on
                                           which the reporting person ceased to
                                           be the beneficial owner of more than
                                           five percent of the class of
                                           securities.

                                           INSTRUCTION. For computations
                                           regarding securities which represent
                                           a right to acquire an underlying
                                           security, see Rule 13d-3(d)(1) and
                                           the note thereto.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer N/A

Describe any contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such information for any of the securities that are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

ITEM 7.  Material to Be Filed as Exhibits  None

The following shall be filed as exhibits: copies of written agreements relating to the filing of joint acquisition statements as required by
Section 240.13d-1(k) and copies of all written agreements, contracts, arrangements, understandings, plans or proposals relating to: (1) the borrowing of funds to finance the acquisition as disclosed in Item 3; (2) the acquisition of issuer control, liquidation, sales of assets, merger, or change in business or corporate structure or any other matter as disclosed in
Item 4; and (3) the transfer or voting of the securities, finder's fees, joint ventures, options, puts, calls, guarantees of loans, guarantees against loss or of profit, or the giving or withholding of any proxy as disclosed in
Item 6.

                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


-------------------------------------------------------------------------------
Date February 14, 2001

-------------------------------------------------------------------------------
Signature  /s/ John J. Moores

-------------------------------------------------------------------------------

Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.


              ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)